UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

Commission File Number: 333-69726

DELL INC. 401(k) PLAN
 (Full title of the Plan)

DELL INC.

(Name of issuer of the securities held pursuant to the Plan)

ONE DELL WAY
ROUND ROCK, TEXAS 78682
(Address of issuer’s principal executive offices and address of the Plan)

Dell Inc. 401(k) Plan
Index
December 31, 2004 and 2003

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administration Committee of the Dell Inc. 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dell Inc. 401(k) Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i — Schedule of Assets (Held at End of Year) at December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Austin, Texas
June 22, 2005

Dell Inc. 401(k) Plan

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

(in thousands)	2004	2003

Assets

Investments, at fair value
Registered investment funds	$339,855	$502,132
Separately managed funds	520,514	143,657
Dell Inc. stock fund	653,421	618,786
Loans receivable from participants	47,589	42,543

Total Investments	1,561,379	1,307,118

Receivables
Interest	254	6
Due from broker — unsettled trades	1,465	2,217
Employee contributions	3,533	—
Employer contributions	5,463	3,774

Total Assets	1,572,094	1,313,115

Liabilities

Administrative expense payable	837	465

Net assets available for benefits	$1,571,257	$1,312,650

The accompanying notes are an integral part of these financial statements.

Dell Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2004

(in thousands)

Contributions
Employee contributions	$105,383
Employee rollovers	9,152
Employer contributions	43,251

Total contributions	157,786

Investment income
Net appreciation in fair value of investments	198,448
Interest and dividends	23,549
Interest on loans to participants	2,526

Total net investment income	224,523

Deductions
Withdrawals	120,805
Administrative expenses	2,897
Total deductions	123,702

Net increase	258,607
Net assets available for benefits
Beginning of year	1,312,650

End of year	$1,571,257

The accompanying notes are an integral part of these financial statements.

Dell Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2004 and 2003

1.	Description of the Plan

General
Dell Inc. (the “Company” or “Employer”) adopted the Dell Inc. 401(k) Plan, as Amended and Restated, effective January 1, 2004 (the “Plan”). The following brief description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a contributory defined contribution plan covering all U.S. resident employees of the Company who are not covered by a collective bargaining agreement. Participation in the Plan is at the election of the employee. As of December 31, 2004 and 2003, there were 21,062 and 18,303 active employees participating in the Plan and 25,733 and 25,063 participants with account balances, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Employee Contributions
Contributions are made to the Plan by the Company on behalf of each eligible participant based upon the participant’s elected compensation deferral through payroll deductions. The deferrals are funded by the Company at the end of each payroll period. Eligible participants may elect to contribute from 1% to 25% of their eligible compensation, in whole percentages, to the Plan up to the statutory limit of $13,000 and $12,000 for 2004 and 2003, respectively, as permitted by the Internal Revenue Code of 1986, as amended. Highly compensated participants, as defined by the Internal Revenue Code (“IRC”), may be subject to more restrictive maximum annual contribution limits if the Plan fails to satisfy certain testing criteria set forth in the IRC. For the 2004 and 2003 plan years, participants age 50 or over may contribute an additional $3,000 and $2,000, respectively, over the base statutory limit in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”).

The Plan also permits employees to contribute balances from another qualified plan (“rollover contributions”).

Employer Contributions
During 2004, the Company’s matching contribution equaled 100% of the first 3% of eligible compensation that each participant contributes to the Plan. The Company’s matching contributions are made at the end of each payroll period. Additional discretionary employer contributions may be made upon the approval of the Company’s Board of Directors. The Company made no additional discretionary contributions for the year ended December 31, 2004. All the Company’s contributions are invested at the participant’s discretion among the fund elections. Neither participant nor Company matching contributions are required to be invested in the Dell Inc. Stock Fund option.

In 2003, the Company reached a settlement agreement with the Internal Revenue Service (“IRS”) on certain plan violations (“Settlement Agreement”). On August 18, 2003, the Company contributed $8,599,655 to the Plan that was allocated to various participants in accordance with the Settlement Agreement.

Effective January 1, 2005, the 401(k) Plan was amended to adopt Safe Harbor Matching Contributions (immediate vesting of employer match contributions) and to reflect an increase in the Company’s matching contribution equaling 100% of the first 4% of eligible compensation that each participant contributes to the Plan.

Dell Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2004 and 2003

Participant Accounts
Each participant account is credited with the participant’s contributions, allocations of Company matching contributions and Plan earnings offset by Plan administrative expenses. Each day, the Plan Trustee calculates earnings and allocates gains and losses to each participant’s account. The benefit to which a participant is entitled is limited to the participant’s vested account balance.

Vesting
Participants are immediately vested in their contributions and earnings. A participant vests 20% in Employer contributions and earnings thereon after one year of service and 20% annually thereafter, reaching full vesting after five years of service. If a participant is re-employed before a one year break in service has occurred, the participant’s vesting will continue as if the break in service had not occurred. If a participant is re-employed after one year, but less than five years, the participant’s vesting will continue based on the vesting at the time the break in service occurred. If a participant is re-employed after five years, the participant’s vesting will continue based on the vesting at the time the break in service occurred for any future Employer contributions. Previous Employer contributions remain vested based on the vesting at the time the break in service occurred.

Effective January 1, 2005, the 401(k) Plan was amended to adopt Safe Harbor Matching Contributions (immediate vesting of employer match contributions) and to reflect an increase in the Company’s matching contribution equaling 100% of the first 4% of eligible compensation that each participant contributes to the Plan.

Benefit Payments
Participants are entitled to receive a distribution of the vested portion of their account upon reaching age 59½, termination of employment, disability, death or in the event of financial hardship. A participant may defer benefit payments until reaching 70½, provided his or her account balance is greater than $5,000; otherwise, the Participant shall receive a lump-sum amount equal to the value of the vested portion of his or her account upon termination of service. Payment of benefits prior to termination of service may be made under certain circumstances as defined by the Plan.

Forfeitures
Employer contributions forfeited by unvested terminated participants may be used by the Company to offset future Employer contributions. During 2004, forfeited account balances of $3,684,292 were used to reduce Employer contributions.

Administration and Plan Expenses
Plan assets are held in trust by JP Morgan Chase Bank, N.A. (the “Plan Trustee”). The Plan’s third-party recordkeeper is Hewitt Associates LLC (“Hewitt”). Administrative expenses are primarily paid by the participants of the Plan and are allocated to participant accounts ratably based on fund balances.

Reclassifications Certain prior year amounts have been reclassified to conform to the plan year 2004 presentation.

Dell Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2004 and 2003

Investments The following table sets forth information specific to each investment option under the Plan at December 31:

		Number of
		Participants
Investment Options	Description	2004	2003

Dell Inc. Stock Fund	Company Stock	20,931	16,951
Dodge & Cox Balanced Fund	Equity and Fixed Income Fund	13,151	9,970
Dodge & Cox Stock Fund	Large-Cap Value	12,815	9,671
PIMCO Total Return Fund	Fixed Income	9,204	7,789
Neuberger Berman Genesis Fund	Small-Cap Value	10,225	7,703
Primco Stable Value Fund	Stable Value	8,615	7,286
American Euro Pacific Growth Fund	International Equity	9,769	6,851
BGI Equity Index Fund	Equity Index	5,697	4,289
Pre-mix Income Fund	Pre-mixed Portfolio	920	—
Pre-mix 2015 Fund	Pre-mixed Portfolio	737	—
Pre-mix 2025 Fund	Pre-mixed Portfolio	1,150	—
Pre-mix 2035 Fund	Pre-mixed Portfolio	1,448	—
Pre-mix 2045 Fund	Pre-mixed Portfolio	1,412	—
American Growth Fund	Large-Cap Growth Fund	7,298	—
BNY Hamilton	Small-Cap Growth Fund	8,857	—
Janus Growth & Income Fund	Large-Cap Growth	—	9,671
Invesco Small Company Growth Fund	Small-Cap Growth	—	7,004

In 2004, the Plan discontinued the Invesco Small Company Growth Fund and the Janus Growth & Income Fund as investment options for participants and the balances of approximately $50 million and $36 million were transferred to the BNY Hamilton Small-Cap Growth and American Large-Cap Growth Funds, respectively.

The following investments represent separately managed funds: Dodge and Cox Stock Fund, Dodge and Cox Balanced Fund, BNY Hamilton Fund, BGI Equity Index Fund, and the Primco Stable Value Fund. All of the aforementioned investments, besides the Primco Stable Value Fund, are valued at their net asset value, which represents the fair value of the underlying investments. The Primco Stable Value Fund (“Primco Fund”) invests in separate account guaranteed investment contracts (“separate account GICs”), synthetic investment contracts (“SICs”) and cash equivalents. Separate account GICs are investments in insurance companies or banks with a guaranteed interest rate that are maintained separately from the general assets of the insurance company or bank. SICs differ from separate account GICs in that the assets supporting the SICs are not invested with the bank or insurance company and may consist of many different types of investments that the Plan holds in its fund portfolio. With regard to SICs, the bank or insurance company issues a contract, referred to as a “wrapper,” that guarantees the value of the underlying investment for the life of the contract.

The Primco Fund invests in a traditional GIC. Traditional GICs differ from SICs in that the Plan does not own the assets underlying the investment. Rather, traditional GICs are contracts between an insurance company and the Plan to provide a guaranteed return on principal invested.

Dell Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2004 and 2003

Participant Loans
Participants may take out a maximum loan amount equal to the lesser of (i) $50,000 less the highest outstanding loan balance during the past 12 months or (ii) 50% of the available vested portion of their account balance less any current outstanding loan balance (minimum loan amount of $500). Each participant’s loan is charged an interest rate equal to the prime rate on the date of the loan plus 1% and a one-time fee of $75. Loan balances must be paid by direct payroll deduction and the repayment period cannot exceed four and a half years except when the proceeds of the loan are used to acquire the participant’s primary residence. At December 31, 2004, loans bore interest at rates ranging between 5% and 10.5% and are due at various dates through June 24, 2024.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, participants will become 100% vested in their accounts.

2.	Summary of Significant Accounting Policies

Basis of Presentation
The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These assumptions may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investments in common stock, short-term investments, mutual funds, investment contracts, corporate and government debt and other investments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Contributions Contributions are recorded in the period the Employer makes the payroll deduction or upon approval by the Company for discretionary Employer contributions, if any.

Dell Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2004 and 2003

Employee and Employer Contribution Receivable
Contributions receivable owed to the Plan at year-end relate to timing differences for employee and employer matching contributions pertaining to the last payroll period of the year.

Investments
With the exception of the separately managed funds, all investments are initially recorded at acquisition cost on a trade-date basis, which includes brokerage commissions, and are revalued each business day to fair value based upon quoted market prices.

As described in Note 1, all of the separately managed funds, except for the Primco Stable Value Fund, are valued at their Net Asset Value, which represents the fair value of the underlying investments. The Primco Fund includes a separate account GIC, a traditional GIC and SICs. The separate account GIC, traditional GIC, and SICs in the Primco Fund are fully benefit-responsive and are therefore recorded at contract value. Contract value represents contributions made under the contract plus accrued interest at the guaranteed rate less funds used to pay for plan distributions and expenses.

Participant loans receivable are valued at outstanding fair value consisting of outstanding principal and any related interest. Participant loans are funded from the participant’s vested account balance.

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of investments which consists of realized gains and losses and the unrealized appreciation or depreciation on those investments.

Distributions Plan distributions are recorded when paid.

Dell Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2004 and 2003

3.	Investments

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2003 or 2004:

(in thousands)	2004	2003
Dell Inc. Stock Fund
Dell Common Stock	$650,178	$617,182
Dell Money Market Fund	3,243	1,604

Total Dell Inc. Stock Fund	653,421	618,786
Mutual Funds
Neuberger Berman Genesis Fund	94,271	69,346
American Euro Pacific Growth Fund	79,029	51,772
PIMCO Total Return Fund	78,124	68,632
Dodge & Cox Stock Fund	—	127,557
Dodge & Cox Balanced Fund	—	113,249
All other mutual funds, individually less than 5%	88,431	71,576

Total Mutual Funds	339,855	502,132
Separately Managed Funds
Dodge & Cox Stock Fund	168,982	—
Dodge & Cox Balanced Fund	134,789	—
Primco Stable Value Fund	122,092	108,507
All other separately managed funds, individually less than 5%	94,651	35,150

Total Separately Managed Funds	520,514	143,657
Loans Receivable, all less than 5%	47,589	42,543

	$1,561,379	$1,307,118

At December 31, 2004 and 2003, the Plan owns approximately 15.4 million and 18.2 million shares of Dell Inc. common stock, respectively. This represents approximately 42% and 47% of the Plan’s investments as of December 31, 2004 and 2003, respectively. The underlying value of net assets invested in Dell Inc. common stock is entirely dependent upon the performance of Dell Inc. and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of Dell Inc. common stock in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

During 2004, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Net Appreciation in Fair Value of Investments (in thousands)

	2004	2003
Dell Inc. Stock Fund	$134,499	$130,841
Mutual Funds	27,897	84,686
Separately Managed Funds	36,052	11,549

Total	$198,448	$227,076

Dell Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2004 and 2003

The assets underlying the SICs in the Primco Fund are comprised of cash equivalents, government debt, corporate bonds and mutual funds. There were no valuation reserves against the Primco Fund’s separate account GIC, traditional GIC or SICs at December 31, 2004 and 2003. The fair value and contract value of the assets in the Primco Fund are summarized as follows:

(in thousands)	2004		2003

	Fair Value	Contract Value	Fair Value	Contract Value

SICs	$114,736	$113,152	$101,391	$98,319
Separate account GIC	2,101	2,002	3,202	3,007
Traditional GIC	3,016	3,016	3,010	3,010
Cash equivalents	3,922	3,922	4,171	4,171
Wrapper	(1,683)	—	(3,267)	—

	$122,092	$122,092	$108,507	$108,507

Interest crediting rates on the separate account GIC and SICs are reset monthly or quarterly based on the yield to maturity and expected cash flow over the life of the related supporting assets. All contracts have a minimum guarantee on all rate resets of an interest rate of not less than zero percent. At December 31, 2004 and 2003, the interest crediting rates on the separate account and traditional GIC and SICs ranged from 1.30% to 6.62% and 1.24% to 8.27%, respectively. For the years ended December 31, 2004 and 2003, the aggregate average annual yield for the separate account and traditional GIC and SICs in the Primco Fund was 4.38% and 3.87%, respectively. There are no restrictions on participant withdrawals from the Primco Fund. Certain withdrawals not deemed to be participant initiated and not in compliance with the investment contracts’ provisions are subject to certain penalties.

4.	Tax Status

The Company received a determination letter dated August 18, 2003, from the Internal Revenue Service informing the Company that the Plan and related trust are designed in compliance with section 401(a) of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. The Company believes that the related trust is exempt from federal income tax under section 501(a) of the Internal Revenue Code. Therefore, the financial statements contain no provision for income taxes.

5.	Related Party

The Plan is authorized under contract provisions and by ERISA regulations to invest in the Company’s securities. During the year ended December 31, 2004, the Plan purchased and sold approximately 6 million and 9 million shares of the Company’s securities, respectively.

Dell Inc. 401 (k) Plan

Supplemental Schedule

Dell Inc. 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2004

(a)	(b)	(c)	(d)	(e)
	(in thousands)
	Identity of Issuer	Description	Cost**	Current Value
*	Dell Inc. Stock Fund	Company Stock
	Dell Common Stock	Company Stock		$650,178
	Dell Money Market Fund	Cash Equivalents		3,243

				653,421

	Neuberger Berman Genesis Fund	Small-Cap Value		94,271
	Dodge & Cox Balanced Fund	Equity and Fixed Income Fund		134,789
	Dodge & Cox Stock Fund	Large-Cap Value		168,982
	American Euro Pacific Growth Fund	International Equity		79,029
	PIMCO Total Return Fund	Fixed Income		78,124
	BGI Equity Index Fund	Equity Index		44,679
	BNY Hamilton	Small-Cap		49,972
	American Growth Fund	Large-Cap Growth		49,241
	2035 Fund	Pre-mixed Portfolio		13,736
	2025 Fund	Pre-mixed Portfolio		13,217
	2045 Fund	Pre-mixed Portfolio		6,780
	2015 Fund	Pre-mixed Portfolio		3,281
	Income Fund	Pre-mixed Portfolio		2,176
	Primco Stable Value Fund	Stable Value

	Bank of America	IGT MxMgr core		19,179
	Bank of America Wrapper	Synthetic Contract Wrapper, #03-0608, 5.75%		(513)

				18,666

	ING Life & Annuity	IGT MxMgr Int G/C		22,131
	ING Life & Annuity Wrapper	Synthetic Contract Wrapper, #6007, 4.38%		(354)

				21,777

	John Hancock Life	Hanc SA SFA		2,101
	John Hancock Life Wrapper	Synthetic Contract Wrapper, #15132, 5.80%		(99)

				2,002

	JP Morgan Chase	Short-term Bond Fund		18,365
	JP Morgan Chase Wrapper	Synthetic Contract Wrapper, #ADELL-S, 4.61%		(496)

				17,869

	Metropolitan Life Insurance Company	IGT INVESCO AAA ABS		20,042
	Metropolitan Life Wrapper	Synthetic Contract Wrapper, #28631, 3.10%		(173)

				19,869

	Monumental Life Insurance Company	IGT MxMgr Int G/C		22,129
	Monumental Wrapper	Synthetic Contract Wrapper, #MDA-00603TR, 4.32%		(355)

				21,774

	Monumental Life Insurance Company	General Investment Contract #SVD4272Q, 1.35%		3,016
	State Street Bank and Trust	United States Treasury Notes, 2.25%		12,890
	State Street Bank Wrapper	Guaranteed Investment Contract, #101005		307

				13,197

	Chase Money Market Fund	Cash Equivalents		3,922

	Total Primco Stable Value Fund			122,092
*	Dell Participant Loans	Loans bearing interest rates ranging from 5%
		to 10.5%, due at various dates through June 24, 2024		47,589

	Total			$1,561,379

*	Party-in-Interest

**	Cost information is not required for participant directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DELL INC. 401(K) PLAN

By: Benefits Administration Committee of the Dell Inc. 401(k) Plan

Date: June 22, 2005	By:	/s/ THOMAS H. WELCH, JR.
Thomas H. Welch, Jr., On Behalf of the Benefits Administration Committee